[LOGO APPEARS HERE]	75 State Street Boston, MA 02109-1808 617.261.3100 Fax 617.261.3175 www.klng.com Timothy R. Bowers 617.951.9097 Fax: 617.261.3175 tbowers@klng.com

August 18, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Ahmed Hussein

on Schedule PREC14A

Ladies and Gentlemen:

We are filing the attached preliminary proxy statement on Schedule PREC14A on behalf of our client, Dr. Ahmed Hussein, relating to Dr. Hussein’s solicitation of proxies in a contested election of directors and other matters in connection with the annual meeting of stockholders of Quality Systems, Inc. to be held on September 21, 2005. If you have any questions or comments concerning this matter, please contact Barbara A. Jones, Esq. of this firm’s Boston office at (617) 951-9096.

Very truly yours,

/s/ Timothy R. Bowers, Esq.
Timothy R. Bowers, Esq.

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